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Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:	Preliminary Proxy Materials for Prospect Capital Corporation

Dear Sir or Madam::

On behalf of Prospect Capital Corporation (the “Company”), electronically transmitted herewith, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, please find a preliminary proxy statement of the Company.

Should you have any questions or require additional information with respect to the foregoing, please contact the undersigned at (212) 735-2482.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou